INVEST IN **RIGHTSTARS**

# Access to justice is broken. Our community is here to fix it.



rightstars.co/br Delaware OH

LEAD INVESTOR



**Christian Risom** CEO Shape Ventures

The team is amazing. The speed they are iterating with is second to none other in our portfolio. The combination of their ability to get feedback from their users super fast and keep turn around times low makes for very fast progress. Christian is an amazing founder having already done this in an adjacent space I am sure he will be successful here as well and with the TAM we are seeing this will be massive. On top of that they are also working to make a real difference in the world for real people. That is something special.

**Invested $50,000 this round & $126,700 previously**

## Highlights

1. Our mission is to make basic legal services affordable for everyone
2. Management team includes successful legal tech founder from www.airhelp.com
3. More than 1,600 lawyers have joined our community
4. Our first product, marketplace for legal services is growing 118% MoM, now +500 cases per month
5. Revenue stream 1, lawyer subscriptions launched 18 days ago, already 21 paying lawyers
6. Revenue stream 2, fee from payment module planned launch in January 2023

## Our Team



**Christian Nielsen** CEO

We keep building something that people and lawyers want.

M

**Mariana Naccaratti** CMO

## Pitch

RIGHTSTARS



Access to justice is broken.
Our community is here to fix it.

### More than 5 billion people lack basic legal services

**Justice gap:** The wealthy 1/3 of the World population has access to justice, the remaining 5B people not
**BC2 legal market:** The existing worldwide B2C legal market for the wealthy 1/3 is $285B


MARKET ALREADY SERVED
5B PEOPLE NOT SERVED

**Causes for justice gap:**

- Too expensive
- Too complicated
- Lack of knowledge


$283B
UNKNOWN $XXXB OPPORTUNITY

## The legal service market is extremely fragmented

**Big law**: 20% of lawyers work in big law firms (10 or more lawyers)
**Small law**: 80% of lawyers work solo or in small law firms (less than 10 lawyers)


1.6M
LAWYERS IN
BIG LAW
6.4M
LAWYERS IN
SMALL LAW
GROWING WITH FUTURE OF WORK

**It's tough for small law:**

- No brand
- Low marketing budget
- No digital marketing skills
- Low value per client
- Price-sensitive clients

## Small law is decades behind in tech adoption

- Primary source for outbound marketing is still **worth of mouth**
- Inbound marketing at best limited to **generic newsletters** and phone calls
- Smart funnels, data aggregation for case sizing and fee proposals? **No. Phone, email.**
- I love **Word for work delivery**...and Microsoft loves you back. **Still in the 90's here too.**
- We will send an invoice. At some point. **Pay it manually.** You still remember the work we did?

## Our platform connects the underserved groups


6.5m
5bn
1. Online directory and marketplace
2. Fintech enabled payment module
3. Digital first law firm

## We make it easier than ever to consume legal services


Prototype - 2021Q4
Launch - 2022Q3
Coming soon
Individual
Business
Understand legal problem
Connect right lawyer
Agree on transparent fee
Share details fast and secure
Trustful payment
Rate service and share on SoMe
Find a lawyer
Platform
Pre-consult
Connect and chat
Offer and engage
Create and share legal task
Deposit and release
User ratings
Profile repository
Legal task marketplace
Digital first law firm
Lawyer
Gain visibility
Get potential customers
Painless fee discussion
Instant KYC compliance
No chasing, no credit risk
Free marketing

Forward-looking projections are not guaranteed.

## Paving the road for access to justice for all

**Demand attraction:**

- Know-your-rights pages
- Free pre-consultation
- Free lawyer directory
- No hourly rates
- Pay in installments
- Experience guarantee



**Supply attraction:**

- High client conversion
- Free digital profile
- Community of lawyers
- Paid on completion
- No credit risk
- Access to perks

## Business models

| Product | Launch | Revenue model | Current pricing |
|---|---|---|---|
| Marketplace and community | October 2022 | SaaS freemium | $12 monthly |
| Digital law firm | December 2022 | D2C | Fixed fees |
| Payment module | February 2023 | Transactional | 10% + $2 |

→ different business models lowers regulatory risks through optionality
→ the products are complimentary with positive spillover effect on development

## Market validation


Revenue is from lawyer subscriptions to platform
Marketplace listings
Subscription revenue US$
D2C revenue US$
800
600
400
200
0
July
August
September
October
November

| Totals: |
| --- |
| $12,648 revenue runway |
| 3,200 users |
| 1,616 lawyer community |
| 21 ongoing subscriptions |
| 8 media mentions |

4.8 ★★★★★ 70 reviews

## Seasoned team with previous legal tech success

| | | |
| --- | --- | --- |
| CEO previously built a $100m revenue B2C legal tech | ☑ | Christian Nielsen |
| CPO previously built and sold B2B SaaS to SMBs | ☑ | Hakim Cherif |
| CTO previously built and exited online marketplace | ☑ | Vinicius Oliveira |
| CMO has more than 10 years in B2C digital marketing | ☑ | Mariana Naccaratti |



A combined +30 years of experience and backed by Latitud, Rockstart and Upright Capital

## Global ambitions that begins in Americas


Global legal market
2020
$713 billion
2027
$1 trillion
27% Litigation
$192 billion
40% B2C
$285 billion
Lawyer volumes Americas
1500
1000
500
0
Population (m)
Lawyers (k)
We are starting in Brazil
2022
1.2 Million Lawyers
2025
2 Million Lawyers
High density of lawyers
Prohibition against marketing by lawyers

## Total addressable market

| | | | | | |
| --- | --- | --- | --- | --- | --- |
| 1,200,000 Total lawyers | 1,020,000 85% solo and small firm lawyers | $15 Avg. monthly fee | $7 Avg. revenue per transaction | 1 transaction Per lawyer per month as objective | $269M ARR |
| 1,300,000 Total lawyers | 910,000 70% solo and small firm lawyers | $80 Avg. monthly fee | $202 Avg. revenue per transaction | 1 transaction Per lawyer per month as objective | $3.1B ARR |
| 8,000,000 Total lawyers | 6,400,000 80% solo and small firm lawyers | | | | |

Worldwide B2C law market: $285B

## Our product vision expands beyond


Justice-as-a-Service
Fixed service
Fixed prices
Service marketplace
Lawyer-2-lawyer
Talk shop
Collaboration
Outsourcing marketplace
Data analytics
Your visibility
Competition data
Litigation data
Templates
Create templates
Template marketplace
Community earns
DIY Justice
Smart funnel
Guide and tutorials
Support by paralegal
increasing level of legal tech ingenuity
increasing access to justice



## LET'S CONNECT

christian@rightstars.co